EXHIBIT 12

KEYCORP

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

(unaudited)

	Year ended December 31,
	2014	2013	2012	2011	2010 (a)
Computation of Earnings
Net income (loss) attributable to Key	$900	$910	$858	$920	$554
Add: Provision for income taxes	326	271	231	364	186
Less: Income (loss) from discontinued operations, net of taxes	(39)	40	23	(35)	(23)

Income (loss) before income taxes and cumulative effect of accounting change	1,265	1,141	1,066	1,319	763
Fixed charges, excluding interest on deposits	160	154	200	248	244

Total earnings for computation, excluding interest on deposits	1,425	1,295	1,266	1,567	1,007
Interest on deposits	117	158	257	390	671

Total earnings for computation, including interest on deposits	$1,542	$1,453	$1,523	$1,957	$1,678

Computation of Fixed Charges
Net rental expense	$104	$111	$109	$106	$120

Portion of net rental expense deemed representative of interest	$16	$17	$16	$16	$18
Interest on short-term borrowed funds	11	10	11	16	20
Interest on long-term debt	133	127	173	216	206

Total fixed charges, excluding interest on deposits	160	154	200	248	244
Interest on deposits	117	158	257	390	671

Total fixed charges, including interest on deposits	$277	$312	$457	$638	$915

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$22	$23	$22	$107	$164
Total fixed charges, excluding interest on deposits	160	154	200	248	244

Combined fixed charges and preferred stock dividends, excluding interest on deposits	182	177	222	355	408
Interest on deposits	117	158	257	390	671

Combined fixed charges and preferred stock dividends, including interest on deposits	$299	$335	$479	$745	$1,079

Ratio of Earnings to Fixed Charges
Excluding deposit interest	8.91	8.41	6.33	6.32	4.13
Including deposit interest	5.57	4.66	3.33	3.07	1.83

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	7.83	7.32	5.70	4.41	2.47
Including deposit interest	5.16	4.34	3.18	2.63	1.56

(a)	Financial data was not adjusted to reflect the treatment of Victory as a discontinued operation.